Mr Larry Spirgel                                              September 12, 2007
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549, USA

Re:      BT Group plc
         Form 20-F for the fiscal year ended March 31, 2007
         Filed May 30, 2007
         Form 6-K as of May 30, 2007
         File Number: 1-08819
         __________________________________________________

Dear Mr Spirgel,

The following responds to your comments and requests for supplemental information as set forth in your comment letter dated August 8, 2007 of the staff (the "Staff") of the Division of Corporation Finance of the Securities and Exchange Commission (the "Commission") regarding the above-referenced filing. As of the above date we have also separately responded to the Staff's letter dated August 8, 2007 in respect of the Form 20-F filing for British Telecommunications plc for the fiscal year ended March 31, 2007. For ease of review, the headings and page numbers below correspond to the headings set forth in the letter of August 8, 2007. The Staff's comments are highlighted in bold and italics below followed by BT Group plc's (the "company", the "group" and/or "BT's") responses.

Form 6-K as of May 30, 2007
Annual Report

BT Retail, page 36

1. You disclosed that "new wave sales are generally bundled with free or subsidized hardware and include upfront investment in marketing and customer acquisitions." Addressing the relevant accounting literature, tell us how you account for upfront investment in marketing and customer acquisitions bundle in multiple element arrangements

Response:

Marketing and customer acquisition activities are not separate revenue elements of a multiple element arrangement in relation to BT Retail's new wave sales. Rather they are costs incurred by BT to market BT's services and acquire a contractual relationship with a new customer. All such costs are expensed as incurred rather than capitalised, as they do not, in our view, meet the definition of an asset. Paragraph 49(a) of the IASB's Framework for the preparation of financial statements defines an asset as ".. a resource controlled by the entity as a result of past events and from which future economic benefits are expected to flow". Because there is insufficient certainty as to any future economic benefits which might result from incurring the marketing expenditure, these costs are expensed as incurred.

Accounting for the direct and incremental costs of acquiring a contractual relationship with a customer is set out in IAS 38 "Intangible assets". The criteria for the recognition of an intangible asset are:

o    It is probable that future economic benefits will flow and
o    The asset's cost can be reliably measured.

Given the relative immaturity of BT Retail's new wave activities, there is insufficient probability that future economic benefits will flow to BT and hence these direct and incremental costs of acquiring a contractual relationship with a customer are expensed as incurred. We will enhance our disclosures in this regard in future filings to ensure this is clearly explained.

Accounting Policies
(xix) Financial Instruments, page 81
Hedge accounting, pages 83, 84, 108 and 126-133

2. Revise to include disclosures about the criteria you used to determine that a derivative financial instrument qualifies as a hedge. In your response please include a draft of your proposed disclosures.

Response:

We have reviewed our financial statement disclosure under both IFRS and US GAAP for financial instruments and consider that the current disclosures meet the requirements of the relevant guidance. However, in order to provide further clarification to assist the user of the financial statements, we will in future include the following additional disclosure in the hedge accounting section of our accounting policies:

'To qualify for hedge accounting, hedge documentation must be prepared at inception and the hedge must be expected to be highly effective both prospectively and retrospectively and is tested for effectiveness at inception and on an ongoing basis.'

3. For each type of hedging relationship entered into during the periods presented, please revise your disclosure to include the quantitative measures you use to assess effectiveness of each hedge both at inception and on an ongoing basis. In your response please include a draft of your proposed disclosures.

Response:

For information, at the inception of the hedge relationship, BT formally documents the hedging relationship between hedging instruments and the hedged item or transaction, the nature of the risk being hedged, the method that will be used prospectively and retrospectively to assess the hedging instruments effectiveness, the method that will be used to measure hedge ineffectiveness, as well as the risk management objective and its strategy for undertaking the hedge. When a hedging instrument ceases to be highly effective or the hedged transaction is no longer probable of occurring, hedge accounting is discontinued.

The majority of the group's hedges relate to the group's borrowings. The testing methodology defined in the hedge documentation for these borrowings refers to the hypothetical derivative method. For prospective and retrospective effectiveness testing, the change in fair value of the actual derivative designated as the hedging instrument is compared to the change in fair value of the hypothetical derivative. For effectiveness to be achieved, the changes in fair value of cash flows must offset each other in the range of 80 per cent to 125 per cent.

We have considered the Staff's comments and in this context have reviewed our financial statement disclosures under both IFRS and US GAAP for financial instruments. We consider that the current disclosures meet the requirements of the relevant guidance and the information provided above is not prescribed as a disclosure requirement. We therefore do not propose additional disclosures in this area.

Critical Accounting Estimates and Key Judgements, page 84
Useful life for property, plant and equipment, page 84

4. On page 84, you disclosed that you implemented changes to service lives of assets effective April 1, 2006 which had no significant impact on the results for the year ended March 31, 2007. In this regard, tell us the nature and effect of the subject change in accounting estimate in future periods. If material to future periods, disclose in your financial statements and MD&A the impact of the change as well as the factors that you considered in effecting a change to the service lives. Refer to paragraphs 56, 57 and 76(c) of IAS 16.

 Response:

The changes to the service lives of assets which were implemented effective April 1, 2006 related to specific telecommunications network assets. The useful economic lives of certain legacy transmission assets were shortened and hence current year and future depreciation charges increased, to reflect the expected timing as to when they would be taken out of service and replaced by the new "21st Century Network" assets. Conversely, the useful economic lives of copper and duct assets were increased and hence current and future depreciation charges were reduced. Service lives were changed following a consultation process with the United Kingdom telecommunications regulator Ofcom as part of their broader Telecommunications Strategic Review which was concluded during the 2006 financial year. The impact of these changes was less than 3% of the full year group depreciation charge and profit before taxation. Hence, in our view, these changes had no significant impact on the results for the year ended March 31, 2007. The impact on the depreciation charge for the year ended March 31, 2008 is expected to be less than 1% and a similar percentage in future periods thereafter.

We will continue to review the impact of any changes to depreciable lives both on current and future periods, and if material will provide the appropriate disclosure in the financial statements and MD&A.

35. United States Generally Accepted Accounting Principles
(h) Revenue, page 135

5. It appears from your disclosure that costs directly associated with installation services revenue are deferred over the estimated customer life. Tell us how you account for the excess, if any, of installation costs over the related installation services revenue. If you believe it is appropriate to amortize the excess customer installation costs over the average life of the customer please tell us why. It appears to us that these costs should be expensed as incurred unless these costs can be recovered over the initial contract term for each specific customer. If these costs can be recovered over the initial contract term, the amortization period is limited to the initial contract term for each specific customer. Also, if a specific customer terminates its contract during the initial contract term, the related customer installation costs should be written off.

Response:

Direct and incremental costs associated with installation and connection services are integral to the revenue generating activities associated with these costs and are therefore deferred to the extent they are realisable from future contractual net revenues. If there is an excess of direct and incremental connection and installation costs over the related connection and services revenue, the excess costs are recognised immediately and not deferred. As disclosed on page 135 of the financial statements, the connection and installation revenue and costs being deferred relate to new Openreach regulated products and there have been no terminations to date. However, if a customer terminates a contract in the future the deferred revenue and costs will be immediately expensed. The amortisation period is also limited to the initial contract term and will not be reassessed if contracts are renewed or extended. We will enhance our disclosures in this area in future filings to ensure this is clearly explained.
                 ______________________________________________

In connection with our response to your comments the company acknowledges that:

o It is responsible for the adequacy and accuracy of the disclosures in the filings;

o Staff comments, or changes to disclosure in response to Staff comments, do not foreclose the Commission from taking any action with respect to the filings; and

o It may not assert Staff comments as a defence in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or comments regarding our responses please call me at + 44 20 7356 5511 or John Wroe, Director Group Financial Control and Treasury at + 44 20 7356 4963.


Yours sincerely,


/s/ Hanif Lalani
Group Finance Director

Copies to:

   BT Group plc
   John Wroe
   Glyn Parry

   PricewaterhouseCoopers LLP
   Charles Bowman (Engagement audit partner)